UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ENDURANCE SPECIALTY HOLDINGS LTD.

(Name of Issuer)

ORDINARY SHARES, $1.00 PAR VALUE

(Title of Class of Securities)

016404934

(CUSIP Number)

DECEMBER 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016404934

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aon Corporation 36-3051915

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No. 016404934

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Virginia Surety Company, Inc. (formerly known as Combined Specialty Insurance Company) 36-3186541

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) IC, CO

CUSIP No. 016404934

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Combined Insurance Company of America 36-2136262

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) IC, CO

CUSIP No. 016404934

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Resource Life Insurance Company 47-0482911

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) IC, CO

CUSIP No. 016404934

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) London General Insurance Company Limited 1FSF791301

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) IC, CO

CUSIP No. 016404934

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sterling Life Insurance Company 13-1867829

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) IC, CO

CUSIP No. 016404934

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Combined Life Assurance Company of Europe Limited 1FSF938302

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) IC, CO

CUSIP No. 016404934

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aon Warranty Services, Inc. 36-4099665

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) IC, CO

CUSIP No. 016404934

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aon Pension Plan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Not Applicable

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) EP

Item 1.
(a)	Name of Issuer Endurance Specialty Holdings Ltd.
(b)	Address of Issuer’s Principal Executive Offices Wellesley House 90 Pitts Bay Road Pembroke HM 08 Bermuda

Item 2.
(a)

Name of Person Filing
Aon Corporation (“Aon”) is filing this amendment to Schedule 13G on behalf of itself and certain of its current and former subsidiaries and affiliates, including Virginia Surety Company, Inc. (formerly known as Combined Specialty Insurance Company) (“VSC”), Combined Insurance Company of America (“CICA”), Resource Life Insurance Company (“Resource Life”), London General Insurance Company Limited (“London General”), Sterling Life Insurance Company (“Sterling Life”), Combined Life Assurance Company of Europe Limited (“CLACE”), Aon Warranty Services, Inc. (“AWS”) and the Aon Pension Plan (the “Pension Plan”).  Aon, CICA, Sterling Life, CLACE and the Pension Plan are referred to collectively in this amendment as the “Aon Entities.”

On November 30, 2006, Aon completed the sale of VSC, Resource Life, London General and AWS (the “Warranty Entities”).  As a result, all of the information for the Warranty Entities set forth in this amendment is shown as of  that date.

As required by Rule 13d-1(k)(1), Exhibit 1 to this Schedule 13G contains the Joint Filing Agreement entered into by each of the Aon Entities filing this joint disclosure statement.

(b)

Address of Principal Business Office or, if none, Residence
The principal business address of Aon is 200 East Randolph Street, Chicago, Illinois 60601.  The principal business address of each of CICA and Sterling Life is 1000 N. Milwaukee Avenue, Glenview, Illinois 60025.  The principal business address of CLACE is Merrion House, Merrion Road, Dublin 4, Ireland.  The principal business address of the Pension Plan is c/o Investment Committee, 200 East Randolph Street, Chicago, Illinois 60601.

(c)

Citizenship
Aon is a corporation organized under the laws of the State of Delaware.  CICA and Sterling Life are insurance companies organized under the laws of the State of Illinois.  CLACE is an insurance company organized under the laws of Ireland.  The Pension Plan is a trust formed under the Employee Retirement Income Security Act of 1974, as amended, for the funding of pension benefits.

(d)	Title of Class of Securities Ordinary Shares, $1.00 par value (“Ordinary Shares”)
(e)	CUSIP Number 016404934

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
See Items 5 through 9 and Item 11 on pages 2 through 9.
All of the information set forth in this Item 4 is provided as of December 31, 2006 for the Aon Entities and as of November 30, 2006 for the Warranty Entities.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

None of the Aon Entities or the Warranty Entities beneficially own any ordinary shares of Endurance.

Since the filing on February 14, 2006 of Amendment No. 2 to the initial Schedule 13G, VSC, CICA, Resource Life, London General, Sterling Life and CLACE disposed of warrants (the “Warrants”) to purchase an aggregate of 4,099,200 ordinary shares of Endurance.  The Warrants were ultimately transferred to certain U.K. pension schemes formed for the benefit of employees of various U.K. affiliates of Aon.

	(b)	Percent of class: The aggregate amount of ordinary shares of Endurance beneficially owned by each of the Aon Entities and the Warranty Entities is 0.00%.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
			Aon: VSC: CICA: Resource Life: London General: Sterling Life: CLACE: AWS: Pension Plan:	0 0 0 0 0 0 0 0 0
		(ii)	Shared power to vote or to direct the vote 0 for each of the Aon Entities and the Warranty Entities.
		(iii)	Sole power to dispose or to direct the disposition of
			Aon: VSC: CICA: Resource Life: London General: Sterling Life: CLACE: AWS: Pension Plan:	0 0 0 0 0 0 0 0 0
		(iv)	Shared power to dispose or to direct the disposition of 0 for each of the Aon Entities and the Warranty Entities.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AON CORPORATION
Date:	February 14, 2007

By:	/s/ Richard E. Barry
Name:	Richard E. Barry
Title:	Vice President

COMBINED INSURANCE COMPANY OF AMERICA
Date:	February 14, 2007
By:	/s/ Richard E. Barry
Name:	Richard E. Barry
Title:	Vice President

STERLING LIFE INSURANCE COMPANY
Date:	February 14, 2007

By:	/s/ Richard E. Barry
Name:	Richard E. Barry
Title:	Vice President

COMBINED LIFE ASSURANCE COMPANY OF EUROPE LIMITED
Date:	February 14, 2007

By:	/s/ Richard M. Ravin
Name:	Richard M. Ravin
Title:	Director

AON PENSION PLAN
Date:	February 14, 2007

By:	/s/ John Reschke
Name:	John Reschke
Title:	Vice President on behalf of Investment Committee

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

1	Joint Filing Agreement, dated as of February 14, 2007, among each of the Filing Persons.